[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 2 9 2009
DIVISION OF MARKET REGULATION

SECURITI ... N

09041324

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53238

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/08 (MM/DD/YY) AND ENDING 04/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eide Bailly Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4310 17th Ave S
(No. and Street)

Fargo (City) ND (State) 58103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karla Wilson 701-239-8593
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blanski Peter Kronlage & Zoch, P.A.
(Name – *if individual, state last, first, middle name*)

7500 Olson Memorial Hwy Suite 200, Minneapolis, MN 55427
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/09

OATH OR AFFIRMATION

I, Karla Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eide Bailly Securities LLC, as of April 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHRYN K. BARTH
Notary Public-Minnesota
My Commission Expires Jan 31, 2013

Karla Wilson
Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EIDE BAILLY SECURITIES LLC
FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2009 AND 2008

Table of Contents

BLANSKI PETER KRONLAGE & ZOCH, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Going beyond what MUST be done...to what CAN be done.®

BPK&Z

The Board of Directors
Eide Bailly Securities LLC
Bloomington, Minnesota

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheets of **Eide Bailly Securities LLC** (a limited liability company) as of April 30, 2009 and 2008 and the related statements of operations, changes in member's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Eide Bailly Securities LLC** as of April 30, 2009 and 2008 and the results of operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blanski Peter Kronlage & Zoch, P.A.

June 17, 2009

7500 Olson Memorial Hwy, Ste 200, Minneapolis, MN 55427
Telephone: 763-546-6211, Fax: 763-546-2048, Website: www.bpkz.com, Email: cpa@bpkz.com

Phillip J. Kronlage, CPA
John W. Edson, CPA/ABV, CMA, CVA
David J. Herbeck, CPA/PFS, ChFC
John C. Csargo, CPA, MBT, CFP®
Gary J. Turnquist, CPA
Grant M. Tentis, CPA, MBT
James R. Zoch, Retired
Edward H. Peter, (1929-1992)
Eugene F. Blanski, Retired
Member of CPA Associates International, Inc. with Associated Offices in Principal U.S. and International Cities

EIDE BAILLY SECURITIES LLC
BALANCE SHEETS
APRIL 30, 2009 AND 2008

	2009	2008
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 104,737	$ 71,001
Receivable from broker dealer	9,832	46,038
Other receivable	3,033	-
Prepaid expenses	344	862
Total current assets	117,946	117,901
	$ 117,946	$ 117,901
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$ 4,766	$ 2,826
Account payable - related party	-	20,192
Total current liabilities	4,766	23,018
MEMBER'S EQUITY		
Member's paid-in capital	15,000	15,000
Member's undistributed earnings	98,180	79,883
	113,180	94,883
	$ 117,946	$ 117,901

See Notes to Financial Statements

EIDE BAILLY SECURITIES LLC
STATEMENTS OF OPERATIONS
YEARS ENDED APRIL 30, 2009 AND 2008

	2009	2008
INCOME		
Commission income	$ 730,499	$ 629,089
Miscellaneous income	-	-
	730,499	629,089
EXPENSES		
Licensing and registration	21,488	12,563
Professional fees	4,070	2,975
Other overhead	109,119	126,423
	134,677	141,961
NET INCOME	$ 595,822	$ 487,128

See Notes to Financial Statements

EIDE BAILLY SECURITIES LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
YEARS ENDED APRIL 30, 2009 AND 2008

	Member's Paid-in Capital	Member's Undistributed Earnings	Total
BALANCE, APRIL 30, 2007	$ 15,000	$ 37,088	$ 52,088
Net income	-	487,128	487,128
Distribution of earnings to member	-	(444,333)	(444,333)
BALANCE, APRIL 30, 2008	15,000	79,883	94,883
Net income	-	595,822	595,822
Distribution of earnings to member	-	(577,525)	(577,525)
BALANCE, APRIL 30, 2009	**$ 15,000**	**$ 98,180**	**$ 113,180**

See Notes to Financial Statements

EIDE BAILLY SECURITIES LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED APRIL 30, 2009 AND 2008

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	2009	2008
OPERATING ACTIVITIES		
Net income	$ 595,822	$ 487,128
Adjustments to reconcile net income to net cash and cash equivalents from operating activities		
Change in receivable from broker dealer	36,206	(4,194)
Change in other receivable	(3,033)	-
Change in prepaid expenses	518	(521)
Change in accounts payable	1,940	2,391
Change in payable to related party	(20,192)	(348)
NET CASH FROM OPERATING ACTIVITIES	611,261	484,456
FINANCING ACTIVITY		
Distribution of earnings to member	(577,525)	(444,333)
NET CHANGE IN CASH AND CASH EQUIVALENTS	33,736	40,123
CASH AND CASH EQUIVALENTS, BEGINNING	71,001	30,878
CASH AND CASH EQUIVALENTS, ENDING	$ 104,737	$ 71,001

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Eide Bailly Securities LLC (EBS) is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). EBS is a registered broker-dealer in the state of South Dakota and is a wholly-owned subsidiary of Eide Bailly Financial Services, LLC.

The majority of EBS commission revenue is earned from a broker-dealer, which executes securities transactions including the sale of oil and gas interests, mutual fund investments and transfers on behalf of customers and also includes regulated life insurance products, such as variable annuity contracts and variable life insurance policies.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
EBS includes demand deposits in the category of cash and cash equivalents as presented in the cash flow statement.

Commissions Receivable
Receivable from affiliated broker represents accruals for commission amounts due from one broker-dealer. It is the EBS' policy to use the reserve method to write off uncollectible accounts. Amounts not paid within 30 days are considered past due. There were no material amounts over 90 days past due as of April 30, 2009 and 2008. Management anticipates no substantial losses from present receivable balances. Therefore, there is no balance in the reserve at April 30, 2009 and 2008.

Revenue Recognition
Commission revenue and related expenses for mutual fund and securities transactions and variable annuity contract purchases are recorded on a trade-date basis. Commission revenue for life insurance policies are recorded when the insurance company approves the policy.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
EBS is organized as a limited liability corporation, wherein the members of EBS are taxed on their proportionate share of income, and no provision for income taxes is reflected in these financial statements.

NOTE 3 - NET CAPITAL REQUIREMENTS

EBS, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule, EBS is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At April 30, 2009, EBS had net capital, as computed under the rule, of $99,971 and its ratio of aggregate indebtedness to net capital was .048 to 1.

(continued on next page)

NOTE 4 - RELATED PARTIES

EBS has a single member owner, Eide Bailly Financial Services, LLC (EBFS) which is a holding company for various financial service entities. All indirect operating expenses of EBFS' related entities are paid for by EBFS including all compensation and related employee costs of financial services representatives. Direct expenses incurred and paid by EBS and EBFS through the Affiliate Expense Agreement between EBS and EBFS and certain expenses incurred by EBFS that are beneficial to the operations of EBS are allocated to and reimbursed by EBS and are recognized in the financial statements of EBS. As of April 30, 2009 and 2008, EBS owes $0 and $20,192, respectively, to EBFS for these expenses, which is recorded as a liability.

EIDE BAILLY SECURITIES LLC

SUPPLEMENTARY INFORMATION

EIDE BAILLY SECURITIES LLC

Schedule I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

APRIL 30, 2009

NET CAPITAL

MEMBER'S EQUITY	$	113,180
DEDUCTIONS:		
Nonallowable assets:		
Accounts receivable from broker		9,832
Other receivable		3,033
Prepaid expenses		344
NET CAPITAL	$	99,971
MINIMUM NET CAPITAL REQUIREMENT PER RULE 15C3-1 (a)(2)(vi) (The greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
AGGREGATE INDEBTEDNESS	$	4,766
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.048 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of April 30, 2009)

Net capital, as reported in company's Part IIA (unaudited) FOCUS report	$	99,971
Net audit adjustments to financial statements		-
Net capital per above	$	99,971

EIDE BAILLY SECURITIES LLC

Schedule II

RECONCILIATION OF COMPUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF THE SECURITIES AND EXCHANGE COMMISSION

APRIL 30, 2009

EBS operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a)(2) and does not hold client/customer funds or securities. Thus, no reconciliation is necessary.

EIDE BAILLY SECURITIES LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
APRIL 30, 2009

EBS is exempt from Rule 15c3-3 under Subparagraph k(2)(ii) and does not possess, control or otherwise hold client/customer funds or securities.

Internal Control Procedures

BLANSKI PETER KRONLAGE & ZOCH, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

BPK&Z

Going beyond what MUST be done...to what CAN be done.®

Board of Directors
Eide Bailly Securities LLC
Bloomington, Minnesota

In planning and performing our audit of the financial statements and supplemental schedules of **Eide Bailly Securities LLC** (the Company) for the year ended April 30, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

7500 Olson Memorial Hwy, Ste 200, Minneapolis, MN 55427
Telephone: 763-546-6211, Fax: 763-546-2048, Website: www.bpkz.com, Email: cpa@bpkz.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

We did not identify any deficiencies in internal control that we consider to be material weaknesses nor significant deficiencies, as defined above.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Blanski Peter Kronlage & Zoch, PA

June 17, 2009

BLANSKI PETER KRONLAGE & ZOCH, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

7500 Olson Memorial Hwy, Ste 200
Minneapolis, MN 55427

Telephone: 763-546-6211
Fax: 763-546-2048

Website: www.bpkz.com
Email: cpa@bpkz.com

EIDE BAILLY SECURITIES LLC

FINANCIAL STATEMENTS
APRIL 30, 2009 AND 2008